August 18, 2025

Yoav Zeif
Chief Executive Officer
Stratasys Ltd.
c/o Stratasys, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

       Re: Stratasys Ltd.
           Registration Statement on Form F-3
           Filed August 13, 2025
           File No. 333-289567
Dear Yoav Zeif:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jonathan M. Nathan, Esq.